

October 2, 2012

<u>Via E-mail</u>
John Burns
Chief Executive Officer
PyroTec, Inc.
125-E Wappoo Creek Drive, Suite 202A
Charleston, South Carolina 29412

      Re: **PyroTec, Inc.**
             Form 8-K
             Filed June 5, 2012
             File No. 000-54547

Dear Mr. Burns:

      We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Russell Mancuso

                Russell Mancuso
                Branch Chief

cc: Anthony R. Paesano
        Paesano & Akkashian